82-2549

CCL Industries Inc.

02 NOV 13

105 Gordon Baker Road, Willowdale, Ontario M2H 3P8
Telephone: (416) 756-8500 Fax: 756-8555

October 31, 2002

02060323

SUPPL

Dear Shareholder:

Enclosed is information on your Company's Third Quarter 2002 results. Your Board of Directors is particularly pleased to see the continued improvement in financial performance from all of the CCL divisions. Earnings per Class B share before unusual items were $0.44 in the third quarter and $1.31 year-to-date. On a comparable basis, which excludes goodwill amortization, the Company earned $0.31 and $0.95 respectively in 2001. These improved results demonstrate that CCL is benefiting both from strong demand in its personal care customer base and improved efficiencies in the Company's operations.

Your Board of Directors has approved a dividend payment on January 3, 2003 of $0.09 per Class B Non-Voting Share and $0.0775 per Class A Voting Share. These quarterly rates, which were increased by 12.5% in the previous quarter, reflect the strong cash flow generation of the business.

We encourage all shareholders to access our web site www.cclind.com on a regular basis for investor and company news including scheduled dates for future earnings releases. If you would like to have future Press Releases e-mailed to you at the time they are issued, please complete the Information Request Form under the Investor Relations Section on our Web Site. You may also request a direct mailing of all Press Releases by writing to us, attention Christene Duncan.

We usually hold conference calls with our stakeholders following the release of our results. Presentation material used during these calls is posted on our web site and an audio recording of the calls is also available. Instructions for accessing these services are set out at the end of each earnings release.

Yours truly,

Jon K. Grant
Chairman of the Board

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Investor Update

1. 2002 Third Quarter Results and Dividend Release
2. Consolidated Statements of Earnings and Retained Earnings
3. Consolidated Balance Sheets
4. Consolidated Statements of Cash Flows
5. Notes to Interim Consolidated Financial Statements
6. Management Discussion and Analysis

CCL Industries Inc.

105 Gordon Baker Road, Willowdale, Ontario M2H 3P8
Telephone: (416) 756-8500 Fax: 756-8555

News Release **Stock Symbol: TSX - CCL.A and CCL.B**

For Immediate Release – Thursday, October 31, 2002

CCL Releases Third Quarter 2002 Results and Declares Dividend

Results Summary

	September 30, 2002					
	Third Quarter			Nine Months		
(in millions except per share data)	2002	2001	% Change	2002	2001	% Change
Net sales	$424.4	$392.6	8.1	$1,278.8	$1,227.2	4.2
EBITDA	$45.9	$38.5	19.2	$140.6	$123.6	13.8
Unusual items – net loss	$30.4	$2.7		$30.8	$4.6	
Net earnings (loss), as reported	$(15.7)	$6.2		$12.4	$21.9	
Add goodwill amortization (net of tax)	-	3.3		-	9.9	
Adjusted net earnings (loss)	$(15.7)	$9.5		$12.4	$31.8	
Earnings per Class B share						
Before unusual items	$0.44	$0.20	120.0	$1.31	$0.67	95.5
Unusual items – net loss	(0.89)	(0.03)		(0.94)	(0.07)	
Net earnings (loss), as reported	(0.45)	0.17		0.37	0.60	
Add goodwill amortization	-	0.11		-	0.28	
Adjusted net earnings (loss)	$(0.45)	$0.28		$0.37	$0.88	
Adjusted net earnings before unusual items	$0.44	$0.31	41.9	$1.31	$0.95	37.9
Cash flow per Class B share before unusual items	$0.99	$0.88	12.5	$2.98	$2.57	16.0
Number of shares outstanding (in 000's)						
Weighted average for the period				34,096	36,478	
Actual at period end				33,565	34,796	

Toronto, October 31, 2002 – CCL Industries Inc., a world leader in developing manufacturing, packaging and labeling solutions for the consumer products industry announced today that sales in the third quarter ending September 30, 2002 increased approximately 8% to $424.4 million, compared with $392.6 million in the same quarter a year ago. Sales year-to-date increased approximately 4% to $1,278.8 million compared to $1,227.2 million in 2001.

In the third quarter ended September 30, 2002, the Company recorded, as an unusual item, a provision of $30.0 million or $0.89 per Class B share to recognize a preliminary loss on its investment in Miza Pharmaceuticals, Inc. ("Miza"). This non-cash provision, in addition to a loss of $0.4 million on repatriation of capital from a foreign subsidiary, resulted in the Company reporting a loss in the third quarter of $15.7 million or $0.45 per Class B share compared to net earnings of $6.2 million and $0.17 per Class B share in 2001. Year-to-date unusual items represent a loss of $30.8 million and $0.94 per Class B share. Net earnings for the first nine months of 2002 were $12.4 million or $0.37 per Class B share compared to $21.9 million or $0.60 in 2001. In 2001, unusual items represented a loss of $2.7 million or $0.03 per Class B share in the third quarter and $4.6 million or $0.07 per Class B share year-to-date.

Earnings and earnings per Class B share, before unusual items, for the quarter were $14.7 million and $0.44 respectively, compared to $7.1 million and $0.20 in the third quarter of 2001. Year-to-date earnings and earnings per Class B share, before unusual items, were $44.4 million and $1.31 compared to $24.1 million and $0.67 a year ago. Reported earnings and earnings per share are affected by the change in accounting for goodwill effective January 1, 2002 as discussed below.

Earnings before interest, taxes, depreciation and amortization, and unusual items (EBITDA) of $45.9 million in the third quarter and $140.6 million year-to-date compares to $38.5 million and $123.6 million respectively in the same periods in 2001. EBITDA does not have any standardized meaning prescribed by generally accepted accounting principles, therefore, may not be comparable to similar measures presented by other companies.

Cash flow per Class B share, before unusual items, (defined as net earnings before unusual items, plus depreciation and amortization) for the third quarter increased to $0.99 and $2.98 year-to-date in 2002, and from $0.88 to $2.57 respectively in 2001 due to the significantly improved operating performance.

Generally accepted accounting principles for the recognition, measurement, presentation and disclosure of goodwill and other intangibles changed effective January 1, 2002. Under these new rules, goodwill is not amortized and this standard does not permit retroactive application. If the third quarter and year-to-date 2001 results had been restated to exclude amortization of goodwill expensed under the old rules, the reported net earnings would have been $9.5 million and $31.8 million respectively and earnings per Class B share would have been $0.28 and $0.88 respectively.

In addition, under the new rules, the goodwill associated with each operating segment must be tested annually for impairment and any deficiency recognized as an impairment loss. As at December 31, 2001, under the old rules for calculating impairment of goodwill, no adjustment was required. However, management completed the test for impairment under the new rules in the third quarter of 2002, and this assessment resulted in an impairment charge of

$125.0 million ($123.4 million after tax) related to the Container Division. As required under the new rules, this initial non-cash provision has been recorded as an adjustment to retained earnings effective January 1, 2002.

The key unusual item in the third quarter of 2002 related to the impairment provision taken on the investment in Miza referred to above. In May 2001, the Company sold its non-core U.K. Custom Manufacturing pharmaceutical business to Miza for subordinated convertible notes and an equity interest in Miza. On September 4, 2002, Miza U.K. was placed under a court appointed Administrator with the mandate to restructure and, if practical, sell this business unit as a going concern. In addition, the Irish and North American business units of Miza are also experiencing financial difficulties. While the Administrator has recently received indications of interest to purchase the U.K. Miza assets, it will take time to finalize any potential sale. It is not clear that the proceeds of any disposal will be sufficient to satisfy the preferred creditors ahead of CCL and as such, the provision for loss of $30.0 million is the Company's best estimate of its expected non-cash write-down on this investment. This loss will be subject to adjustment when the disposition is finalized. The residual carrying value of the Miza investment is approximately $6 million. In addition, in the third quarter, there was a $0.4 million foreign exchange loss on capital repatriated from a foreign subsidiary.

Year-to-date unusual items are comprised of the above provision along with costs of $2.2 million incurred on the abandonment in June 2002 of the sale of the Custom Manufacturing Division to CPG Income Fund and a $0.2 million loss on the sale of K-G Packaging in the first quarter of the year less $1.6 million in net foreign exchange gains on capital repatriated from foreign subsidiaries. The net foreign exchange gains arose from the difference between the exchange rate in effect on the date the capital was returned to Canada, compared to the historical rate in effect when the capital was invested in the foreign subsidiaries. These foreign exchange gains are not subject to income tax. Additionally, the provision on the Miza investment and the CPG project costs have not given rise to any tax benefit. The unusual items in 2001 related to restructuring costs net of similar foreign exchange gains.

The Company's financial position remains strong. As at September 30, 2002, cash and cash equivalents amounted to $111.8 million. This compares to $112.9 million as at December 31, 2001 and $71.3 million as at September 30, 2001. Net debt to total capitalization and book value per share were 48.9% and $12.93 respectively as at September 30, 2002. The comparability of the Company's previously reported capital base has been significantly affected by the above changes in accounting for goodwill. If the treatment for the impairment of goodwill had been calculated under the old rules, net debt to total capitalization would have been 43.1% and book value per share would have been $16.61 as at September 30, 2002.

Donald G. Lang, President and Chief Executive Officer stated, "I am pleased with the continued improvement we are seeing at the operating level of all divisions. In spite of the uncertainty of a sustained recovery for both the North American and European economies, CCL continues to benefit from a strong demand for its products and services." Mr. Lang concluded, "I am pleased to inform you that your Board of Directors has approved the payment of a dividend of $0.0775 on the Class A Voting and $0.09 on the Class B non-voting Shares payable January 3, 2003 to shareholders of record at the close of business on December 13, 2002. This dividend reflects the higher quarterly rate initially approved by your Board of Directors on August 1, 2002 based on the strong cash flow being generated by your Company."

CCL Industries Inc. (TSX CCL.A and CCL.B), provides state-of-the-art packaging solutions, including specialty aluminum and plastics packaging and innovative product labeling, to some of the world's largest producers of consumer brands, helping them to get their products to market quickly and cost-effectively. CCL develops solutions for producers of leading consumer brands in personal care, cosmetic, pharmaceutical, household and specialty food products. With headquarters in Toronto, Canada, CCL employs 7,000 people and operates 33 production facilities in North and Central America and Europe.

Statements contained in this Press Release, other than statements of historical facts, are forward-looking statements subject to a number of uncertainties that could cause actual events or results to differ materially from some statements made.

For more information, contact:

Steve Lancaster	Senior Vice President and Chief Financial Officer	416-756-8517

Note: CCL will hold a conference call at 10.30 EST on Friday, November 1, 2002 to discuss these results. To access this call, please dial 1-800-379-4140 or 416-641-6711.

Post-View service will be available from Friday, November 1, 2002 at 12.30 p.m. EST until Friday, November 29, 2002 at 11:59 p.m.
Dial: 1-800-558-5253 Access Code: 20928973.

For more details on CCL, visit our web site - www.cclind.com

Financial Tables follow ...

CCL INDUSTRIES INC.
2002 Third Quarter
Consolidated Statements of Earnings and Retained Earnings

Unaudited	Third quarter ended September 30th			Nine months ended September 30th		
(in millions of dollars, except per share data)	2002	2001	% Change	2002	2001	% Change
Sales	$ 424.4	$ 392.6	8.1	$ 1,278.8	$ 1,227.2	4.2
EBITDA (see below)	45.9	38.5	19.2	140.6	123.6	13.8
Depreciation, and amortization of other assets	19.0	18.2		57.1	55.3	
Interest expense	7.4	7.3		23.8	24.5	
Earnings before unusual items, income taxes and goodwill amortization	19.5	13.0	50.0	59.7	43.8	36.3
Unusual items - net loss (note 3)	30.4	2.7		30.8	4.6	
Earnings (loss) before income taxes and goodwill amortization	(10.9)	10.3	(205.8)	28.9	39.2	(26.3)
Income taxes	4.8	0.8		16.5	7.4	
Earnings (loss) before goodwill amortization	(15.7)	9.5	(265.3)	12.4	31.8	(61.0)
Goodwill amortization (net of tax) (note 2)	-	3.3		-	9.9	
Net earnings (loss)	$ (15.7)	$ 6.2	(353.2)	12.4	21.9	(43.4)
Retained earnings, beginning of period, as previously reported	349.2	339.5		328.2	329.7	
Cumulative effect of change in accounting policy (note 2)	(123.4)	-		(123.4)	-	
Retained earnings, beginning of period, restated	225.8	339.5		204.8	329.7	
Net earnings (loss)	(15.7)	6.2		12.4	21.9	
Excess of purchase price over paid up capital on repurchase of shares	(10.0)	(11.2)		(10.6)	(11.3)	
Settlement of exercised stock options (note 5)	-	-		(1.1)	-	
	200.1	334.5		205.5	340.3	
Less dividends:						
Class A shares	0.2	0.2		0.5	0.5	
Class B shares	2.9	2.7		8.0	8.2	
	3.1	2.9		8.5	8.7	
Retained earnings, end of period	$ 197.0	$ 331.6		$ 197.0	$ 331.6	
Earnings (loss) per share before goodwill amortization						
Class B	$ (0.45)	$ 0.28	(260.7)	$ 0.37	$ 0.88	(58.0)
Class A	$ (0.46)	$ 0.27	(270.4)	$ 0.33	$ 0.84	(60.7)
Earnings (loss) per share						
Class B	$ (0.45)	$ 0.17	(364.7)	$ 0.37	$ 0.60	(38.3)
Class A	$ (0.46)	$ 0.16	(387.5)	$ 0.33	$ 0.56	(41.1)
Diluted earnings (loss) per share						
Class B	$ (0.45)	$ 0.17	(364.7)	$ 0.36	$ 0.60	(40.0)
Class A	$ (0.46)	$ 0.16	(387.5)	$ 0.32	$ 0.56	(42.9)

EBITDA does not have any standardized meaning prescribed by generally accepted accounting principles, therefore, may not be comparable to similar measures presented by other issuers.

See notes to interim consolidated financial statements.

CCL INDUSTRIES INC.
2002 Third Quarter
Consolidated Balance Sheets

Unaudited (in millions of dollars, except book value per share data)	Sep 30th 2002	Sep 30th 2001	Dec 31st 2001
Assets			
Current assets			
Cash and cash equivalents	$ 111.8	$ 71.3	$ 112.9
Accounts receivable - trade	235.7	217.2	185.9
Other receivables and prepaid expenses	35.5	25.4	26.6
Inventories	149.9	169.1	162.7
	532.9	483.0	488.1
Capital assets	501.1	495.6	504.7
Other assets (note 3)	36.1	63.0	61.2
Goodwill (note 2)	275.9	401.8	401.0
Total assets	**$ 1,346.0**	**$ 1,443.4**	**$ 1,455.0**
Liabilities			
Current liabilities			
Bank advances	$ 5.8	$ 2.7	$ 13.1
Accounts payable and accrued liabilities	267.3	242.6	232.7
Income and other taxes payable	6.0	3.2	2.1
Current portion of long-term debt	16.7	16.3	16.6
	295.8	264.8	264.5
Long-term debt	504.5	515.1	518.9
Other long-term items	34.0	30.8	35.3
Future income taxes	77.7	66.3	72.6
Total liabilities	912.0	877.0	891.3
Shareholders' equity			
Share capital (note 5)	192.6	198.1	194.6
Retained earnings	197.0	331.6	328.2
Foreign currency translation adjustment	44.4	36.7	40.9
Total shareholders' equity	434.0	566.4	563.7
Total liabilities and shareholders' equity	**$ 1,346.0**	**$ 1,443.4**	**$ 1,455.0**
Net debt	$ 415.2	$ 462.8	$ 435.7
Net debt to equity	95.6%	81.7%	77.3%
Net debt to total capitalization	48.9%	45.0%	43.6%
Book value per share	$ 12.93	$ 16.28	$ 16.52

Net debt is defined as bank advances and long-term debt net of cash and cash equivalents.

See notes to interim consolidated financial statements.

CCL INDUSTRIES INC.
2002 Third Quarter
Consolidated Statements of Cash Flows

Unaudited	Third quarter ended September 30th		Nine months ended September 30th	
(in millions of dollars)	**2002**	**2001**	**2002**	**2001**
Cash provided by (used for)				
Operating activities				
Net earnings	$ (15.7)	$ 6.2	$ 12.4	$ 21.9
Items not requiring cash:				
Depreciation, and amortization of other assets	19.0	18.2	57.1	55.3
Amortization of goodwill	-	3.9	-	11.7
Future income taxes	3.4	(1.7)	6.8	1.1
Unusual items	29.9	(0.2)	29.4	1.1
	36.6	26.4	105.7	91.1
Net change in non-cash working capital	(6.0)	6.0	(12.0)	(3.8)
Cash provided by operating activities	30.6	32.4	93.7	87.3
Financing activities				
Proceeds on long-term debt	-	0.1	1.8	1.1
Retirement of long-term debt	(14.9)	(0.6)	(15.3)	(1.8)
Increase (decrease) in bank advances	(7.8)	0.9	(7.3)	(7.3)
Issue of shares	0.6	0.1	2.5	0.1
Settlement of exercised stock options	-	-	(1.1)	-
Repurchase of shares	(14.0)	(21.9)	(14.9)	(22.1)
Dividends	(3.1)	(2.9)	(8.5)	(8.7)
Cash used for financing activities	(39.2)	(24.3)	(42.8)	(38.7)
Investing activities				
Additions to capital assets	(16.5)	(10.3)	(45.1)	(32.6)
Proceeds on disposals (note 3)	-	25.1	17.7	25.1
Business acquisitions (note 4)	-	-	(18.0)	-
Other	(9.2)	0.3	(5.2)	(3.2)
Cash provided by (used for) investing activities	(25.7)	15.1	(50.6)	(10.7)
Effect of exchange rate changes on cash	0.1	0.5	(1.4)	1.5
Increase (decrease) in cash	(34.2)	23.7	(1.1)	39.4
Cash and cash equivalents at beginning of period	146.0	47.6	112.9	31.9
Cash and cash equivalents at end of period	$ 111.8	$ 71.3	$ 111.8	$ 71.3

Cash and cash equivalents are defined as cash and short-term investments.

See notes to interim consolidated financial statements.

CCL INDUSTRIES INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(Tabular amounts in millions except share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The disclosures contained in these unaudited interim consolidated financial statements do not include all of the requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2001.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated statements, except that starting January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062 "Goodwill and other intangibles assets" as described in note 2. In addition, starting January 1, 2002, the Company adopted the new CICA's Handbook Section 3860 "Stock-based compensation and other stock-based payments". The Company accounts for stock-based compensation using the intrinsic value method. The effect of using this method is disclosed in note 5.

Certain of the 2001 figures have been reclassified to conform with the presentation adopted for 2002.

2. GOODWILL

Effective January 2002, the Company adopted the CICA's Handbook Section 3062, "Goodwill and other intangibles assets" retroactively without restatement of prior periods. Under these new rules, goodwill is not amortized. Instead, the goodwill associated with each operating segment will be tested annually for impairment and any deficiency recognized as an impairment loss.

As at December 31, 2001, under the old rules for calculating impairment of goodwill, no adjustment was required. During the second quarter of 2002, management completed the first phase of the goodwill evaluation under the new standard and determined that an impairment loss was to be recognized in the Container Division. During the third quarter of 2002, the Company compared the implied fair value of the goodwill of the Container Division with the carrying amount, both of which were measured as of January 1, 2002. As a result of the carrying amount exceeding the fair value, an impairment loss of $125.0 million ($123.4 million after tax) has been reflected as a charge to 2002 opening retained earnings with a corresponding reduction in goodwill and future taxes. Any impairment arising subsequent to the transitional impairment test, as at January 1, 2002, will be recognized in income. The Company's Container Division had unamortized goodwill as at December 31, 2001 of $189.5 million.

During the third quarter of 2001, the Company recorded $3.9 million of goodwill amortization ($3.3 million after tax) and for the nine month period ended September 30, 2001, the goodwill amortization was $11.7 million ($9.9 million after tax).

(Tabular amounts in millions except share data)

3. UNUSUAL ITEMS

In December 2001 and in first quarter of 2002, CCL sold, in three separate transactions, its K-G Packaging business located in Concord, Ontario, which formulates and fills industrial aerosol liquid products. Proceeds received in 2001 and 2002 in connection with these transactions were $7.8 million and $17.7 million respectively. The pre-tax loss recorded in first quarter was $0.2 million. Included in income tax expense is $1.2 million as a result of the inability to recognize the full tax benefit of the loss in Canada.

On June 6, 2002, the Company announced that it would not proceed with the sale of its Custom Manufacturing Division to CPG Income Fund. The expenses incurred with the anticipated sale of this project amounted to $2.2 million. These expenses have not given rise to any tax benefit.

In third quarter of 2002, the Company repatriated capital from a foreign subsidiary, which resulted in a net foreign exchange loss of $0.4 million. For the nine-month period ended September 30, 2002, the net foreign exchange gain was $1.6 million. The gain or loss arises from the difference between the exchange rate in effect on the date the capital was returned to Canada, compared to the historical rate in effect when the capital was invested. The Company has not recognized the tax benefit of this loss.

In May 2001, CCL sold its non-core U.K. Custom Manufacturing pharmaceutical business to Miza. In the third quarter of 2002, the Company announced that it is reviewing its options with respect to its investment in Miza Pharmaceuticals (UK) Limited ("Miza"). On September 4, 2002, Miza Pharmaceuticals (UK) Limited, Miza's largest business unit, was placed under a court appointed administrator in the U.K. As a result of this CCL has recorded a write-down of $30.0 million on this investment. The loss has not given rise to any tax benefits.

4. BUSINESS ACQUISITION

In January 2002, the Company purchased the pressure-sensitive label printing businesses of U.K.-based Jarvis Porter Group PLC *for $18.5 million. Manufacturing facilities are located in Leeds and Lewes in the United Kingdom, Utrecht in the Netherlands and* Paris in France.

Working capital, non-cash	$	3.8
Non-current assets at assigned values	$	14.7
Net assets purchased	$	18.5
Cash	$	18.0
Long-term debt assumed	$	0.5
Total consideration	$	18.5

(Tabular amounts in millions except share data)

5. SHARE CAPITAL

Issued and outstanding

Actual number of shares:

	September 30, 2002	September 30, 2001	December 31, 2001
Class A	2,447,819	2,463,039	2,463,039
Class B	31,116,824	32,332,704	31,669,304
Total	33,564,643	34,795,743	34,132,343

Weighted average number of shares:

	September 30, 2002	September 30, 2001	December 31, 2001
Total	34,095,682	36,477,621	35,973,801

Stock-based compensation plan

During the second quarter, 218,600 stock options, that were granted in prior years under the Employee Stock Option Plan, were settled in cash based on the difference between the market value on the date of settlement and the exercise price of the option.

In second quarter of 2002, the Company issued 127,600 options under its employee stock option plan, primarily in connection with the CPG Income Fund. In the third quarter, no stock options were issued. Under the fair value method, the compensation cost associated with these options would have been recorded as an additional unusual expense of $0.7 million in the second quarter. Pro forma net income would have been $11.7 million for the nine-month period ended September 30, 2002.

6. INTEREST RATE SWAP AGREEMENT

In the second quarter, the Company entered into an Interest Rate Swap Agreement in order to redistribute the Company's exposure to fixed and floating interest rates with a view to reducing interest costs over the long term.

Notional Principal Amount	Currency	Interest Rate Paid	Interest Rate Received	Maturity	Effective date
$60 million	U.S.	90-day LIBOR + 2.18%	6.66%	March 15, 2006	June 14, 2002

CCL would have received approximately $5.5 million to close out the above-noted Interest Rate Swap Agreement on September 30, 2002.

CCL INDUSTRIES INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(Tabular amounts in millions except share data)

7. SEGMENTED INFORMATION

Industry segments

Third quarter ended September 30th

		Sales		EBITDA		Operating income	
		2002	2001	2002	2001	2002	2001 As restated Note 2
Custom Manufacturing		**$ 229.2**	**$ 218.9**	**$ 18.4**	**$ 17.4**	**$ 13.2**	**$ 12.2**
	Return on sales			8.0%	7.9%	5.8%	5.6%
	Growth	4.7%		5.7%		8.2%	
Container		**91.8**	**81.9**	**14.9**	**8.1**	**7.9**	**0.9**
	Return on sales			16.2%	9.9%	8.6%	1.1%
	Growth	12.1%		84.0%		777.8%	
Label		**103.4**	**91.8**	**14.4**	**13.5**	**7.9**	**8.0**
	Return on sales			13.9%	14.7%	7.6%	8.7%
	Growth	12.6%		6.7%		(1.2)%	
Total operations		**$ 424.4**	**$ 392.6**	**47.7**	**39.0**	**29.0**	**21.1**
	Return on sales			11.2%	9.9%	6.8%	5.4%
	Growth	8.1%		22.3%		37.4%	
Corporate expense				**(1.8)**	**(0.5)**	**(2.1)**	**(0.8)**
				$ 45.9	**$ 38.5**	**26.9**	**20.3**
Interest expense						7.4	7.3
Earnings before unusual items, income taxes and goodwill amortization						**19.5**	**13.0**
Unusual items - net loss (note 3)						30.4	2.7
Earnings (loss) before income taxes and goodwill amortization						(10.9)	10.3
Income taxes						4.8	0.8
Earnings (loss) before goodwill amortization						(15.7)	9.5
Goodwill amortization (net of tax) (note 2)						-	3.3
Net earnings (loss)						$ (15.7)	$ 6.2

CCL INDUSTRIES INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(Tabular amounts in millions except share data)

7. SEGMENTED INFORMATION (Con't)

Industry segments

Nine months ended September 30th

		Sales 2002	Sales 2001	EBITDA 2002	EBITDA 2001	Operating income 2002	Operating income 2001 As restated Note 2
Custom Manufacturing		$ 699.2	$ 678.0	$ 57.6	$ 52.6	$ 42.5	$ 36.3
	Return on sales			8.2%	7.8%	6.1%	5.4%
	Growth	3.1%		9.5%		17.1%	
Container		264.9	250.9	45.1	37.5	22.5	15.8
	Return on sales			17.0%	14.9%	8.5%	6.3%
	Growth	5.6%		20.3%		42.4%	
Label		314.7	298.3	43.0	37.6	24.3	20.9
	Return on sales			13.7%	12.6%	7.7%	7.0%
	Growth	5.5%		14.4%		16.3%	
Total operations		$ 1,278.8	$ 1,227.2	145.7	127.7	89.3	73.0
	Return on sales			11.4%	10.4%	7.0%	5.9%
	Growth	4.2%		14.1%		22.3%	
Corporate expense				(5.1)	(4.1)	(5.8)	(4.7)
				$ 140.6	$ 123.6	83.5	68.3
Interest expense						23.8	24.5
Earnings before unusual items, income taxes and goodwill amortization						59.7	43.8
Unusual items - net loss (note 3)						30.8	4.6
Earnings before income taxes and goodwill amortization						28.9	39.2
Income taxes						16.5	7.4
Earnings before goodwill amortization						12.4	31.8
Goodwill amortization (net of tax) (note 2)						-	9.9
Net earnings						$ 12.4	$ 21.9

	Identifiable Assets Sep 30th 2002	Identifiable Assets Dec 31st 2001	Goodwill Sep 30th 2002	Goodwill Dec 31st 2001	Depreciation & Amortization Nine months ended September 30th 2002	Depreciation & Amortization Nine months ended September 30th 2001 As restated Note 2	Capital Expenditures Nine months ended September 30th 2002	Capital Expenditures Nine months ended September 30th 2001
Custom Manufacturing	$ 380.9	$ 383.9	$ 40.2	$ 39.4	$ 15.1	$ 16.3	$ 14.1	$ 8.5
Container	430.2	562.8	64.2	189.5	22.6	21.7	9.4	18.7
Label	408.7	361.2	171.5	172.1	18.7	16.8	21.0	5.1
Corporate	126.2	147.1	-	-	0.7	0.5	0.6	0.3
Total	$ 1,346.0	$ 1,455.0	$ 275.9	$ 401.0	$ 57.1	$ 55.3	$ 45.1	$ 32.6

MANAGEMENT'S DISCUSSION AND ANALYSIS
THIRD QUARTERS ENDED SEPTEMBER 30, 2002 AND 2001

This document has been prepared for the purpose of providing a Management Discussion and Analysis (MD&A) of the financial condition and results of operations for the third quarters ended September 30, 2002 and 2001 and an update to the MD&A covering the years ended December 31, 2001 and 2000. This interim MD&A should be read in conjunction with the Company's September 30, 2002 third quarter financial statements released on October 31, 2002 and the 2001 Annual MD&A document which forms part of the CCL Industries Inc. 2001 Annual Report dated February 14, 2002.

Overview of Consolidated Operations

The demand for personal care consumer products continued to improve in North America during the third quarter of 2002. Unfortunately, demand in Europe remained weak and the outlook within North America and Europe for 2003 is one of caution, as there is not a clear pattern of consumer confidence and an overall recovery in these economies. In spite of this concern, the Company's order bank going into the final quarter of 2002 remains generally strong.

Reported sales in the third quarter increased approximately 8% to $424.4 million and 4% to $1,278.8 million year-to-date in 2002, compared to $392.6 million and $1,227.2 million reported in the same periods in 2001. Foreign sales and operating results are translated into Canadian dollars at prevailing exchange rates. If the effect of foreign exchange translation and the sales from acquisitions and divestitures were excluded, sales increases in the third quarter and year-to-date would be approximately 7% and 4% respectively. The foreign exchange translation effect on reported income was not material.

In the third quarter ended September 30, 2002, the Company recorded, as an unusual item, a provision of $30.0 million or $0.89 per Class B share to recognize an impairment on its investment in Miza Pharmaceuticals, Inc. ("Miza"). This non-cash provision, in addition to a loss of $0.4 million on repatriation of capital from a foreign subsidiary, resulted in the Company reporting a loss in the third quarter of $15.7 million or $0.45 per Class B share, compared to net earnings of $6.2 million and $0.17 per Class B share in 2001. Year-to-date unusual items represent a loss of $30.8 million and $0.94 per Class B share. Net earnings for the first nine months of 2002 were $12.4 million or $0.37 per Class B share compared to $21.9 million or $0.60 in 2001. In 2001, unusual items represented a loss of $2.7 million or $0.03 per Class B share in the third quarter and $4.6 million or $0.07 per Class B share year-to-date.

The Company's financial position remains strong. As at September 30, 2002, cash and cash equivalents amounted to $111.8 million. This compares to $112.9 million as at December 31, 2001 and $71.3 million as at September 30, 2001. Net debt to total capitalization and book value per share were 48.9% and $12.93 respectively as at September 30, 2002. The comparability of the Company's previously reported capital base has been significantly affected by the above changes in accounting for goodwill. If the treatment for impairment of goodwill had been calculated under the old rules, net debt to total capitalization would have been 43.1%, and book value per share would have been $16.61 as at September 30, 2002.

The September 30, 2002 interim quarterly financial statements of the Company have been prepared in accordance with the requirements of section 1751 of the CICA Handbook. This section provides guidance on the recognition, measurement, principles and disclosures to be used for interim financial statements

A discussion of each divisional business segment is set out below:

Custom Manufacturing - Operating income (excluding goodwill amortization in 2001) in the third quarter $13.2 million in 2002 vs. $12.2 million in 2001. Year-to-date $42.5 million vs. $36.3 million.

The 2002 financial performance of the division continues to be ahead of both the plan and prior year.

Sales of the continuing business increased 9.8% in the third quarter and 8.7% year-to-date after excluding the effect of foreign exchange, sale of the U.K. Pharmaceutical and the China Joint Venture businesses in early 2001, and K-G Packaging which was sold in three separate transactions between December 2001 and March 2002.

Operating income of the continuing business, after adjusting for the effect of foreign exchange, goodwill amortization in 2001 and the above dispositions, was up $0.6 million in the quarter and $3.9 million year-to-date compared to the previous year. Contributions from the U.K. and German operations in the third quarter and year-to-date continue to be disappointing due to the slowdown in the European economy resulting in a lower than expected demand.

Container - Operating income (excluding goodwill amortization in 2001) in the third quarter $7.9 million in 2002 vs. $0.9 million in 2001. Year-to-date $22.5 million vs. $15.8 million.

Sales in this Division, after excluding the effect of foreign exchange, increased 11.9% in the third quarter and 4.1% year-to-date in 2002.

Operating income, after adjusting for the effect of foreign exchange and goodwill amortization in 2001, increased $7.1 million in the third quarter and $6.6 million year-to-

date compared to the previous year. All business units, except for Mexico which had a slightly lower contribution, had significantly improved operating performance in the third quarter compared to 2001.

In 2001, both the plastic packaging and the aluminum tube business units experienced operational difficulties. While both units continued to show improvement in profitability in the quarter and year-to-date, in 2002, their contributions to operating income were still below management's expectation.

Over the past few years, this Division has invested significant time and dollars to pioneer and commercialize innovative new products such as aluminum bottles for the niche beverage market and uniquely shaped containers for the aerosol market. During the quarter, the bottle developed for Snapple Beverage received the "2002 Ameristar Award". This award recognizes an outstanding new package design in innovation, performance and marketing for the beverage category.

Demand continues to grow for this niche beverage container, and the Division has finalized a significant three-year agreement to supply aluminum bottles to one of the largest soft drink marketers. During the third quarter, CCL Container received a number of orders for its new ergonomically shaped "Comfort Hold" aerosol container. In addition, the Division teamed up with Signature Brands to produce a "picture-perfect" aluminum container for Signature's new cake decorating product line called "Betty Crocker Easy Color Decorating Spray®".

Label - Operating income (excluding goodwill amortization in 2001) in the third quarter $7.9 million vs. $8.0 million in 2001. Year-to-date $24.3 million vs. $20.9 million.

Reported sales, which included the results of the European plants acquired earlier in 2002, increased 12.6% in the third quarter and 5.5% year-to-date compared with 2001. If the sales of these plants from dates of acquisition and the effect of foreign exchange were excluded, sales would be lower by 2.1% in the third quarter and 7.0% year-to-date compared with 2001. These European plants broke even in the quarter and incurred a small loss year-to-date.

Operating income, after excluding the effect of foreign exchange, goodwill amortization in 2001 and the accumulated loss from the European plants acquired in 2002, was slightly lower in the third quarter but up $3.2 million year-to-date compared to 2001. Although sales during the third quarter were close to plan, the mix shifted heavily to the lower margin personal care sector compared to the higher margin specialty labels.

The restructuring program, implemented in early 2001 to reduce costs and refocus this Division, had been substantially completed by the third quarter of 2001.

Liquidity and Capital Structure

The Company's current debt structure comprises three private debt placements placed in 1996, 1997 and 1998, totaling US$323.6 million or Cdn$513.6 million at an average coupon interest rate of 6.9%. The initial repayment of US$9.4 million (Cdn$14.9 million) was made on the 1997 notes on September 16, 2002. The next scheduled repayment of US$9.4 million (Cdn$14.9 million) on these notes, is due September 16, 2003. The net debt analysis is as follows:

$ Millions	September 30 2002	December 31 2001	September 30 2001
Total debt	$ 527.0	$ 548.6	$ 534.1
Cash on hand	(111.8)	(112.9)	(71.3)
Net debt	**$415.2**	**$435.7**	**$462.8**

A summary of cash flow during the third quarters and year-to-date of 2002 and 2001 is as follows:

	Third Quarter		Year-to-date	
	2002	2001	2002	2001
Cash inflows				
Cash provided by operating activities (before change in non-cash working capital)	$36.6	$26.4	105.7	$91.1
Proceeds and debt reduction on disposals	-	25.1	17.7	27.6
Issue of shares	0.6	0.1	2.5	0.1
Net decrease in non-cash working capital	-	6.0	-	-
Other	(9.2)	0.4	(6.4)	(3.2)
	28.0	58.0	119.5	115.6
Cash outflows				
Net increase in non-cash working capital	6.0	-	12.0	3.8
Additions to capital assets	16.5	10.3	45.1	32.6
Business acquisitions including debt assumed	-	-	18.5	-
Dividends to shareholders	3.1	2.9	8.5	8.7
Repurchase of shares	14.0	21.9	14.9	22.1
	39.6	35.1	99.0	67.2
Net cash inflow (outflow)	(11.6)	22.9	20.5	48.4
Net debt increase due to foreign currency translation	(23.7)	(21.4)	-	(25.1)
Decrease (increase) in net debt	$(35.3)	$1.5	$20.5	$23.3

Non-cash working capital traditionally increases during the first few months of each year to accommodate increased customer activity following the slower year-end period, before reducing to its lowest point at year-end. Investment in non-cash working capital was higher as at September 30, 2002 compared to June 30, 2002 due to a build in accounts receivable related to the higher level of sales in the quarter.

In the first quarter of 2002, the Company sold the balance of the K-G Packaging business unit for proceeds of $17.7 million and acquired five European label plants for $18.5 million.

It is anticipated that capital spending over the balance of the year will be similar to the 2001 level. Expenditures planned for 2002 and beyond include continued investment to maintain and grow income in all divisions.

Total dividends for the quarter were $3.1 million and $8.5 million year-to-date compared to $2.9 million and $8.7 million respectively last year. The quarterly dividend rate was increased by 12.5% in the second quarter reflecting the strong cash flow being generated by the business. The current annualized dividend rate is $0.31 per Class A share and $0.36 per Class B share. The Company has historically paid out dividends at a rate of 20-25% of normalized earnings.

The Company has a Normal Course Issuer Bid (NCIB) in place which is governed by the rules of the Toronto Stock Exchange. On August 2, 2002, the Company repurchased 480,000 Class B shares at a price of $20.00. This purchase represented the remainder of the Class B shares available under a NCIB, which expired on the same day. CCL's current NCIB commenced on August 7, 2002 and terminates on August 6, 2003. It provides for the repurchase of up to 20,000 Class A shares and 2.1 million Class B shares. As of September 30, 2002, the Company had repurchased 231,300 Class B shares under this current bid at an average price of $19.22 per share. During the first nine months of 2002, the Company has repurchased 0.7 million Class B shares for a total consideration of $14.9 million.

Over 80% of CCL's sales are derived outside of Canada, and the income from these foreign operations is subject to varying rates of taxation. The Company has benefited from lower tax rates in these jurisdictions compared to the combined Canadian federal and provincial rates. The Company's effective tax rate varies from year to year as a result of the level of income in the various countries and the impact of tax losses not previously recognized.

The Company has no material "off balance sheet" financing obligations except for typical long-term operating lease agreements. The nature of these commitments is described in note 12 of the December 31, 2001 Annual Consolidated Financial Statements. Additionally, the vast majority of the Company's post-employment obligations are defined contribution pension plans. There are no defined benefit plans funded with CCL stock.

Risks and Strategy

There have not been any significant changes during the first nine months of 2002 in either the risks to the business or the strategies from those discussed in the 2001 Management's Discussion and Analysis document in the Annual Report.

Certain statements contained in the above Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically are preceded by, followed by or include the words -- "believes," "expects," "anticipates," "estimates," "intends," "plans" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, and the Company's results could differ materially from those anticipated in these forward-looking statements.